Nasdaq Regulation

Nasdaq

**Meenal Singh**
Vice President
US Market Surveillance

September 15, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 11, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Janus Detroit Street Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of beneficial interest, $0.001 par value

Janus Henderson International Core Alpha ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,